UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 2, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated September 1, 2006.
•	Press Release dated September 19, 2006.
•	Press Release dated September 22, 2006.
•	Press Release dated September 22, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 2, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge announces quarterly interest distribution for Preferred Securities
CALGARY, Alberta, September 1, 2006 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on September 30, 2006, to holders of record at the close of business on September 15, 2006.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.
Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge Income Fund to acquire wind power assets from Enbridge Inc.
CALGARY, Alberta, September 19, 2006 — Enbridge Income Fund (the Fund) and Enbridge Inc. (Enbridge) today announced that the Fund will acquire Enbridge’s interests in three wind power projects in Western Canada. The Fund will purchase Enbridge’s 50% interest in the SunBridge project at Gull Lake, Saskatchewan, and Enbridge’s 33.3% interest in the Magrath and Chin Chute projects in southeast Alberta for approximately $42 million plus post-closing purchase price adjustments.
The transaction has been approved by the Fund’s Independent Trustees and Enbridge’s Board of Directors. The acquisition was reviewed for the Fund by a Special Committee of Independent Trustees, which was supported by independent financial, legal and technical advisors. A fairness opinion was obtained by the Special Committee with respect to the terms and conditions of the purchase. The acquisition is expected to close by early October.
“The acquisition is an excellent fit for Enbridge Income Fund,” said Jim Schultz, President of Enbridge Management Services Inc., the entity that administers the affairs of Enbridge Income Fund, “and is a first step in initiating the acquisition-based component of the Fund’s growth strategy to acquire energy infrastructure assets.”
“Wind power is a rapidly growing energy source worldwide,” added Mr. Schultz. “Investments in wind power are an attractive opportunity for growth, and these three wind power projects are underpinned by long-term power purchase agreements, with strong, creditworthy counterparties, that are expected to provide stable and sustainable cash flow. They provide a fine complement to the organic-based growth projects within the Fund which include the Saskatchewan system expansion and NRGreen waste heat recovery projects.”
The acquisition is immediately accretive to the distributable cash flow of the Fund and is consistent with the Fund’s objective to prudently increase cash distributions to unitholders through acquisitions of low-risk energy infrastructure. The impact of the acquisition will be factored into the Board of Trustees’ year-end review of the distribution rate, which is undertaken in conjunction with the Fund’s annual budgeting process. The Fund intends to initially finance the acquisition through its existing credit facility.
The three wind power projects will collectively have the capacity to generate 71 MW of power. The SunBridge project consists of 17 wind turbines generating 11 MW, and has been operating since 2002. The Magrath project consists of 20 turbines generating 30 MW, and has been operating since 2004. The Chin Chute project, which consists of 20 turbines capable of generating 30 MW, is expected to begin operations this fall.
*     *     *
Enbridge Income Fund is an unincorporated, open-ended trust created to provide a stable and sustainable flow of distributable cash to unitholders. The Fund is a premier income fund in Canada with a low-risk profile focused on energy infrastructure assets. It owns a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in Enbridge Pipelines (Saskatchewan) Inc. and a 50% interest in NRGreen Power Limited Partnership. Enbridge Income Fund’s ordinary units are listed and trade on the Toronto Stock Exchange under the symbol “ENF.UN”. Information about Enbridge Income Fund is available on the Fund’s web site at www.enbridgeincomefund.com.
*     *     *
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to approximately 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,600 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
*     *     *
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge Income Fund and Enbridge Inc. believe that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in The Enbridge Inc. and Enbridge Income Fund Canadian securities filings and in Enbridge Inc.’s American SEC filings. While Enbridge Income Fund and Enbridge Inc. make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge Income Fund and Enbridge Inc. assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media	Investment Community — Enbridge Income Fund
Jim Rennie	Anu Phatak
(403) 231-3931	(403) 231-5942
E-mail: jim.rennie@enbridge.com	E-mail: anu.phatak@enbridge.com

Investment Community — Enbridge Inc.
Bob Rahn
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to present at the DBRS 2006 Oil Sands Conference
CALGARY, Alberta, September 22, 2006 — Stephen J. Wuori, Enbridge Inc. Executive Vice President, Chief Financial Officer & Corporate Development, will be presenting at the DBRS 2006 Oil Sands Conference in Calgary on Monday, September 25, 2006 at 3:55 p.m. Mountain Daylight Time.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in the provinces of Ontario, Quebec and New Brunswick, and in New York State. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

New wind power project officially opened in Alberta
All figures are in Canadian dollars.
Taber, Alberta (September 22, 2006) — Acciona Wind Energy Canada Inc., Enbridge Inc., and Suncor Energy Products Inc. today celebrated the opening of their newest joint venture wind power project in Alberta, a $60 million, 30-megawatt facility located 20 kilometres southwest of Taber.
The facility consists of 20 1.5-megawatt turbines. It is expected to generate enough clean electricity to power approximately 14,000 Alberta homes and displace the equivalent of at least 88,000 tonnes of carbon dioxide per year.
Power generated from the facility is expected to be available to the grid in late October 2006. In the meantime, the companies will focus on safely commissioning each turbine and completing the 20 kilometre transmission line. Once in full service, Acciona will operate the wind farm.
Wind power is the fastest growing source of electricity in the world and the companies are working toward being leaders in Canadian wind power — a clean and renewable energy source that does not produce any air pollution, and has minimal impact on the environment. Benefits to the local community also extend to the economy. The project began in September 2005, creating employment for approximately 160 local people during the construction phase.
Members of Alberta’s Legislative Assembly, Leonard Mitzel for Cypress-Medicine Hat and Paul Hinman for Cardston-Taber-Warner, joined company executives and guests to officially mark the completion of the facility known as the Chin Chute Wind Power Project, named after the Chin Lakes and Chin Coulee.
“The opening of the Chin Chute Wind Power Project increases and consolidates Acciona’s presence in Canada, where we already have a wind farm in operation in Alberta. This is an excellent partnership, one in which we continue our efforts in new projects, all at different stages of development. We are honoured to have the opportunity to expand zero-emission electricity generation through renewable energies, and to cooperate with the authorities and businesses in expanding initiatives that address climate change,” said Peter Duprey, CEO of Acciona Energy North America.
“Wind power projects like Chin Chute further position Enbridge to become a significant player in developing the fastest growing sector of electricity generation in North America,” said Chuck Szmurlo, President, Enbridge Wind Power. “Chin Chute is the third wind project Enbridge has

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developed in Western Canada and we have already initiated a significantly larger fourth project in Ontario. We have recently announced a planned transfer of these first three completed Western Canadian projects to our sponsored investment, Enbridge Income Fund and these projects, together with our proposed Ontario project, represent a serious investment by Enbridge and the Fund in a sustainable energy future. Developing Chin Chute and our other wind power projects is consistent with our commitment to sound environmental stewardship.”
Suncor Energy’s Executive Vice President of Natural Gas & Renewable Energy Dave Byler added, “Today Suncor embarks on its third wind farm. We remain committed to bringing to market renewable energy that is economically viable and produces minimal effect on the environment. This is an exciting milestone for Suncor, and for Alberta.”
The project companies have applied for funding under the Canadian government’s Wind Power Production Incentive, which supports wind power development in Canada.
The companies also announced a joint $30,000 gift to the Municipal District of Taber in recognition of their support for the wind power project. The money will go toward the MD’s park enhancement fundraising effort, specifically towards a new amphitheatre, stage area, lighting structure and sound/projection booth.
Acciona, Enbridge and Suncor own the 30-megawatt Magrath Wind Power Project in southern Alberta, which was commissioned in 2004 and is now operated by Acciona. Enbridge and Suncor also own the 11-megawatt SunBridge project near Gull Lake, Saskatchewan, which Enbridge operates.
Acciona Wind Energy Canada Inc., is a subsidiary of ACCIONA Energma, the world leader in the renewables sector. In wind power, it has implemented over 4,000 MW in 152 windparks in 9 countries, of which 2,825 MW are participated in by the company. It has three biomass plants and 59 MW in small hydro power plants. In the field of solar energy it has installed 18 MW of photovoltaic power and 19 MW of thermal power, and is currently constructing — in the United States — the biggest solar thermal electric power plant to be built in the world in the last 15 years. It manufactures 1,500 KW turbines using in-house technology in two plants in Spain and one in China, and produces quality homologated biodiesel. It belongs to the ACCIONA Group, one of the main Spanish and international corporations in the development and management of infrastructures, services and renewable energies, with over 30,000 employees and activities in around twenty countries.
Enbridge Inc. is a Canadian company that is a leader in energy delivery, in North America and internationally. Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and owns Canada’s largest natural gas utility. The Company has interests in natural gas transmission systems, and in pipelines in Colombia and Spain. Through its U.S. affiliate, Enbridge Energy Partners, L.P., the Company is involved in gas gathering and processing in the U.S. Gulf Coast and Mid-Continent regions, and owns and operates a number of U.S. crude oil pipeline and terminal facilities. The Company also has investments in wind power and fuel cell projects. Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the trading symbol “ENB”. Information about Enbridge Inc. is available on the Company’s web site at www.enbridge.com. Enbridge Income Fund is an unincorporated, open-ended trust created to provide a stable and sustainable flow of distributable cash to unit holders. The Fund is a premier income fund in Canada with a low-risk profile focused on energy infrastructure assets. It owns a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in

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Enbridge Pipelines (Saskatchewan) Inc. and a 50% interest in NRGreen Power Limited Partnership. Enbridge Income Fund’s ordinary units are listed and trade on the Toronto Stock Exchange under the symbol “ENF.UN”. Information about Enbridge Income Fund is available on the Fund’s web site at www.enbridgeincomefund.com.
Suncor Energy Products Inc. is a wholly-owned subsidiary of Suncor Energy Inc., an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout Western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include refining operations in Colorado and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.
Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.
This news release contains forward-looking statements identified by words such as “expected” and “proposed,” which is based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experiences and the risks, uncertainties and other factors related to its business. Actual events could differ materially as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
Media contacts:
Karen Nowicki
Acciona Energy, (585) 723-2113
Jim Rennie
Enbridge Inc., (403) 231-3931
Coral Hulse
Suncor Energy, (403) 205-6828

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